Exhibit 99.2

SIGNA Sports United Reports Q2 FY22 Results

Q2 FY22 net revenue of €269 million, YoY growth of +48%

Focus on delivering on strategic priorities in a challenging environment

•	First fiscal quarter of full contribution of recently acquired businesses (WiggleCRC, Tennis Express)

•	Active customers of 7.4 million, representing an increase of +62% YoY

•	Net revenue grew +48% YoY to €269 million in Q2 FY22 and +29% YoY to €481 million in H1 FY22

•	Gross profit increased +37% YoY to €98 million in Q2 FY22 and +23% YoY to €177 million in H1 FY22

•	Adj. EBITDA fell to (€17) million in Q2 FY22 and (€29) million in H1 FY22

•	Net loss was down to (€37) million in Q2 FY22 and (€202) million in H1 FY22, H1 FY22 being largely impacted by one-off accounting charges related to the public listing

Berlin, Germany (2 June 2022) – SIGNA Sports United N.V. (“SSU” or the “Company”), a specialist online sports retail and tech company with a focus on bike, tennis, outdoor and team sports, today reported financial results for the second quarter of fiscal year 2022. Q2 FY22 represents the first fiscal quarter with full contribution of recently acquired businesses WiggleCRC and Tennis Express (acquisitions closed on 14 December and 31 December 2021, respectively).

Stephan Zoll, CEO of SSU, said, “After completing our first quarter as a consolidated group, SSU has emerged a stronger company with a deeply aligned strategic vision and broader customer reach. Despite the known macro-economic challenges in the current environment, we continue to successfully deliver on our strategic priorities with a focus on positioning ourselves for the next chapter of our growth trajectory in the mid- and long-term.”

In Q2 FY22, prolonged supply chain disruptions across the full-bike category and especially among e-bikes, led to significant unmet demand in the market. Additionally, the macro environment softened as inflation and the geopolitical situation weighed on consumer sentiment, and the quarter comped against a strong Q2 FY21 that was bolstered by COVID-induced restrictions and lockdowns. Nevertheless, net revenue and gross profit grew on a reported basis, as the Company’s scale increased. SSU’s actions to drive demand also led the customer base to expand to 7.4M active customers.

Alex Johnstone, the Company’s CFO, said, “SSU’s +48% year-on-year top line growth is a testament to the enhanced strength of our platform and the broadened reach provided by our recent acquisitions. While challenges in the market have weighed on performance in short-term, we see numerous pathways to growth and are confident the steps we are taking today will bring us closer to our long-term financial targets.”

Q2 FY22 Consolidated Financial Summary and Key Operating Metrics

EUR in millions	Q2 FY21	Q2 FY22	YoY Growth		H1 FY21	H1 FY22	YoY Growth
Key Financials
Net Revenue	€182	€269	47.5%		€374	€481	28.6%
Gross Profit	€72	€98	36.5%		€143	€177	23.3%
% Margin	39.3%	36.3%	(292	)bps	38.2%	36.7%	(156	)bps
Adj. EBITDA	€4	(€17)	NM		€13	(€29)	NM
% Margin	2.1%	(6.3%)	NM		3 .6%	(6.0%)	NM
Net Income	(€11)	(€37)	NM		(€12)	(€202)	NM
Operating Performance
LTM Active Customers	4.5	7.4	62.1%		4.5	7.4	62.1%
Total Visits	61.9	78.9	27.5%		126.3	137.0	8.4%
Net Orders	1.4	2.2	55.4%		2.9	3.8	30.1%
Net AOV	€106	€102	(4.5%)		€102	€99	(3.6%)

Note: Financials inclusive of Tennis Express from 1 Jan 2022 and inclusive of WiggleWCRC from 15 Dec 2021. FY22 KPIs PF for recently closed acquisitions. Please refer to Non-IFRS Financial Measures section for further detail regarding disclosed metrics. “NM” defined as not meaningful.

Q2 FY22 Business Highlights / Commentary

•	Business Update

•	Recently closed acquisitions of WiggleCRC and Tennis Express significantly increase SSU’s reach, resulting in top line growth (reported basis) in a challenging environment

•	Scale of pro forma business drove significant growth in customer base to 7.4M active customers

•	Heightened promotional activity and focused marketing efforts utilised to offset worsening consumer sentiment and full-bike/e-bike inventory shortages

•	Execution is on track: investment maintained across strategic priorities for sustainable long-term growth

•	Launch of first SSU ESG report with five key focus areas: carbon footprint, sustainable products, recycling, diversity and employee development

•	H1 FY22 Operational Achievements

•	Successfully executing on key initiatives across three-pillar strategy

•

Driving share: go-live of state-of-the-art logistics facility serving DACH & Southern Europe, new launches in Owned brands, expanding Connected retail partner network and rolling out first steps of U.S. development plan with new expert hires

•	Inorganic growth: realising WCRC and U.S. Tennis synergies, cross-selling WCRC Owned brands, investment in Buzzbike and monitoring relevant online retail and brand M&A opportunities

•	Leveraging into 3P: Retail Media Sales first ad campaigns delivered with high ROAS for brand partners by newly hired expert team, Marketplace MVP preparation underway with key hires in place

•	Key Performance Indicators

•	Focused marketing spend resulted in customer growth and conversion, leading to 7.4 million active customers pro forma for closed acquisitions

•

SSU new scope including closed acquisitions led to reported traffic growth, despite decline in pro forma organic traffic due to supply constraints, weakening consumer sentiment and lapping COVID-19 driven lockdowns

•

Net orders increased by +55% on a reported basis to 2.2 million, driven by recent acquisitions. The heightened conversion rate, supported by marketing efforts and mix effect, resulted in a moderate decline in net orders (vs. traffic decline) on a pro forma basis

•	Net AOV declined by -4% to €101.7, as full-bike contribution was limited by supply chain constraints

•	Strong pro forma growth vs. pre-Covid (Q2 FY19) of conversion by +89 bps, net orders by +25%, net AOV by +5% and active customers by +35%, despite -16% traffic growth due to Brexit impact on WCRC

•	Financial Update

•

Net revenue growth of +48% to €269 million in Q2 FY22 and +29% to €481 million in H1 FY22 on a reported basis. Full-bike/e-bike supply constraints and challenging macro environment weighed on pro forma performance, with net revenue at -12% YoY in Q2 FY22 and -11% YoY in H1 FY22. Strong net revenue growth vs. pre-Covid levels supported by elevated consumer interest and multiple long-term demand megatrends, as net revenue growth at +36% vs. Q2 FY19 and +35% vs. H1 FY19 on a pro forma basis

•

Gross profit at €98 million in Q2 FY22, a +37% YoY growth, due to consolidation of recent acquisitions. Consumer sentiment and inventory shortages required heightened promotional activity in Q2 FY22, weighing on short-term Gross margin: -292bps YoY growth in Q2 FY22 and -156bps in H1 FY22

•

Adj. EBITDA fell to (€17) million in Q2 FY22, Adj EBITDA margin declined in Q2 FY22 due to supply chain constraints, continued investment across strategic projects and cost inflation not fully passed on to the customer

•	Net loss was down to (€37) million in Q2 FY22 and (€202) million in H1 FY22, H1 FY22 being largely impacted by one-off accounting charges related to the public listing

Outlook & Guidance

Management is confirming the updated guidance released on 3 May 2022, reflecting ongoing severe supply disruptions in the full-bike and especially e-bike category, and increased macroeconomic uncertainty.

•	FY22 Guidance

•	Net revenue: €1,250 million to €1,400 million[1]

•	Adjusted EBITDA margin: (3.0%) to 0.0%[1]

Management’s expectations are underpinned by the following key assumptions:

•	Third-party bio-bikes and e-bikes remain heavily affected by inventory shortage, resulting in significant unmet demand in the market

•	Inflationary pressures combined with the current geopolitical situation are weighing further on consumer sentiment, resulting in a deteriorating operating environment in the short-term

•	Favourable structural megatrends remain, double-digit top line growth expected to return once supply chain pressures ease

•	Confirmed long-term financial targets[2]

Conference Call Information

SSU’s management will host a conference call today at 8:30 a.m. Eastern Time to discuss the results. Interested parties will be able to access the conference call by dialling 1-855-979-6654 (in the United States) or +1-646-664-1960 (outside of the United States), along with access code 863490. The conference call will be simulcast and archived on SSU’s website at https://investor.signa-sportsunited.com/.

Non-IFRS Financial Measures

The press release includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. SSU believes that these non-IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about SSU. SSU’s management uses forward-looking non-IFRS measures to evaluate SSU’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in SSU’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

[1]	Current scope.
[2]	See SSU Q2 FY22 presentation.

Forward Looking Statements

These forward-looking statements include, but are not limited to, statements regarding the Company’s intent, belief or current expectations; future events; the estimated or anticipated future results and revenues of the Company; future opportunities for the Company; future planned products and services; business strategy and plans; objectives of management for future operations of the Company; market size and growth opportunities; competitive position, technological and market trends; and other statements that are not historical facts. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements are based on the current expectations, beliefs and assumptions of the Company’s management and on information currently available to management and are not predictions of actual performance or further results. Forward-looking statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following, as well as the risk factors identified in the Company’s Securities and Exchange Commission filings: our future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; our future acquisitions, business strategy and expected capital spending; our assumptions regarding interest rates and inflation; business disruptions arising from the coronavirus outbreak; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our ability to effect future acquisitions and to meet target returns; changes in general economic conditions in the Federal Republic of Germany, including changes in the unemployment rate, the level of consumer prices, wage levels, etc.; the further development of online sports markets, in particular the levels of acceptance of internet retailing; our behaviour on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods; our ability to offer our customers an inspirational and attractive online purchasing experience; demographic changes, in particular with respect to the Federal Republic of Germany; changes affecting interest rate levels; changes in our competitive environment and in our competition level; changes affecting currency exchange rates; the occurrence of accidents, terrorist attacks, natural disasters, fire, environmental damage, or systemic delivery failures; our inability to attract and retain qualified personnel; political changes; and changes in laws and regulations.

Forward-looking statements speak only as of the date they are made, and the Company assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

Reconciliations (in EUR millions)

	Q2	Q2	H1	H1
	FY21	FY22	FY21	FY22
Net Loss	(€10.5)	(€36.7)	(€12.0)	(€201.7)
Income Tax Benefit	1.5	(4.2)	1.7	(8.0)
Earnings before tax (EBT)	(€9.1)	(€40.9)	(€10.3)	(€209.7)
Share of results of associates	0.3	0.3	0.6	0.6
Finance income	(0 .0)	(12.6)	(0.0)	(15.9)
Finance costs	2.1	2.1	3.9	3.8
Depreciation and amortization	7.3	13.4	14.8	22.3
EBITDA	€0.7	(€37.8)	€8.9	(€198.9)
Total EBITDA Adjustments	3.2	20.8	4.5	170.2
Transaction related charges	—	0.1	—	0.7
Reorganization and restructuring costs	0.6	6.2	1.1	127.0
Consulting fees	2.5	11.8	3.2	31.4
Share-based compensation	—	1.2	—	9.3
Other material one-time items	0.0	1.5	0.1	1.8
Adj. EBITDA	€3.8	(€17.0)	€13.4	(€28.7)

Amendment to Revolving Credit Facility Executed

As disclosed in the 6-K filing issued on 31 May 2022, SIGNA Sports United GmbH and the lenders under the company’s revolving credit facility (RCF) have entered into an amendment agreement to the existing revolving credit facility. The RCF amendment changes and restates certain provisions, covenants, and conditions precedent, including additional liquidity of up to EUR 200 million.

On 3 May 2022, the Company entered into an agreement with SIGNA Holding GmbH to provide up to EUR 100 million in the form of a working capital facility. The remaining EUR 100 million is anticipated to be funded via a capital increase or other form of capital raising by the end of the fiscal year 2022. The Company is confident the additional capital will be sufficient to fund its current organic growth plans.

Definitions

Net Online Revenue: Online revenue (excluding sales partners) equal to net orders (post cancellations and returns) multiplied by Net AOV.

Platform Revenue: Revenue derived from non-1P E-commerce business models (i.e., retail media sales, marketplace).

Gross Profit: Net revenues less cost of materials adjusted for extraordinary write-offs.

Adjusted EBITDA: Calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for certain items which SSU’s management believes do not reflect the core operating performance of the operating segments of SSU. Adjustments include material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses.

Active Customers: Customers with one or more purchases within the last 12 months, irrespective of cancellations or returns.

Total Visits: Number of visits including mobile and website. Cut-off at 30 minutes of inactivity and at date change. Not cut off at channel change during session.

Net Orders: Orders post cancellations and returns.

Net AOV: Total online revenue (excluding sales partners) divided by net orders (post cancellations and returns).

Contacts

SSU Press Contact

Justine Powell

j.powell@signa-sportsunited.com

+49 1523 464 9843

SSU Investors Contact

Alima Levy

a.levy@signa-sportsunited.com

+49 174 730 4938

About SIGNA Sports United:

SIGNA Sports United is an NYSE listed specialist online sports retail and tech company. We own companies and brands in various sports including bike, tennis, outdoor and team sports. We sell equipment and apparel via our 100 own online stores, collaborate with 500+ independent brick and mortar shops, and partner with over 1000 sports brands. Together we serve 7+ million customers around the world.

SIGNA Sports United companies and brands include Wiggle, Chain Reaction Cycles, Fahrrad.de, Bikester, Probikeshop, CAMPZ, Addnature, Tennis-Point, TennisPro, and OUTFITTER.

Further information: www.signa-sportsunited.com.

Unaudited interim condensed consolidated statements of operations

(in EUR millions)

	Q2 FY21	Q2 FY22	YoY Growth
Net Revenue	€182.2	€268 .7	47.5%
Own Work Capitalized	0.9	1.5	65.5%
Other Operating Income	(1.1)	1.3	NM
Cost of Materials	(110.7)	(171.1)	54.6%
Personnel Expense	(21.6)	(39.8)	83.8%
Other Operating Expenses	(45.9)	(77.7)	69.3%
EBITDA Adjustments	(3.2)	(20.8)	NM
Depreciation & Amortization	(7.3)	(13.4)	82.6%

Operating Loss	(€6.7)	(€51.1)	NM
Share of results of associates	(0.3)	(0.3)	4.1%
Finance income	0.0	12.6	NM
Finance costs	(2.1)	(2.1)	(1.8%)

Pre-Tax Income	(€9.1)	(€40.9)	NM
Income Taxes	(1.5)	4.2	NM

Net Income	(€10.5)	(€36.7)	NM

Unaudited interim condensed consolidated statements of financial position

(in EUR millions)

	Q4 FY21	Q2 FY22
Non-current assets
Intangible assets	€326.8	€935.2
Property, plant and equipment	98.4	137.7
Equity accounted investees	0.0	0.0
Other non-current financial assets	1.4	3.3
Deferred taxes	(0.0)	—
Current assets
Inventories	181.9	313.7
Trade receivables	26.3	25.3
Income tax receivables	2.0	0.4
Other current financial assets	24.0	15.9
Other current assets	31.4	47.7
Cash and cash equivalents	50.7	68.6
Total assets	€742.9	€1,547.7
Owners net investment	373.4	972.2
Equity attributable to non-controlling interests	—	—
Total equity	€373.4	€972.2
Non-current provisions	0.1	4.1
Non-current financial liabilities	140.4	105.5
Non-current trade payables	—	12.3
Other non-current liabilities	1.0	3.6
Deferred taxes	40.2	57.8
Current liabilities
Current income tax liabilities	1.7	0.9
Current provisions	4.9	2.7
Trade payables	102.7	153.3
Other current financial liabilities	27.7	154.9
Other current liabilities	46.2	75.0
Contract liabilities	4.7	5.5
Total liabilities	€369.5	€575.5
Total equity and liabilities	€742.9	€1,547.7

Unaudited interim condensed consolidated statements of cash flows

(in EUR millions)

	H1 FY21	H1 FY22
NET CASH FLOW FROM OPERATING ACTIVITIES
Earnings before taxes	(€10.3)	(€209.7)
Adjustments to reconcile earnings before taxes to net cash from operating activities:
Depreciation and amortization	14.8	22.3
(Income) loss from investments accouted for using the equity method	0.6	0.6
Net finance costs	3.9	(12.2)
Other non-cash income and expenses	0.3	8.3
Listing expenses (IFRS 2 service charge)	—	121.9
Change in other non- current assets	(0.2)	3.0
Change in other non- current liabilities	(0.2)	5.6
Change in:
Inventories	(26.3)	(44.7)
Trade receivables	(6.1)	3.3
Other current financial assets	2.1	5.6
Other current assets	(11.2)	(5.3)
Current provisions	0.1	(2.2)
Trade payables	23.0	0.6
Other current financial liabilities	6.9	0.0
Other current liabilities	(0.3)	(44.3)
Contract liabilities	(0.9)	(0.9)
Income tax payment	(0.4)	—
Net cash flow from operating activities	(€4.3)	(€148.0)
NET CASH FLOW FROM INVESTING ACTIVITIES
Purchase of intangible assets and property, plant and equipment	(11.0)	(20.7)
Acquisition of subsidiaries, net of cash acquired	—	(169.9)
Net cash flow from investing activities	(€11.0)	(€190.6)
NET CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from capital contributions	—	402.7
Proceeds from financial liabilities to financial institutions	—	26.1
Repayment of financial liabilities to financial institutions	(17.4)	(77.5)
Transaction costs related to the listing	—	(10.3)
Acquisition of NCI	(1.8)	—
Proceeds from the recapitalization	—	23.6
Repayment of other loans	—	(0.7)
Payments for lease liabilities	(4.8)	(6.4)
Interest paid	(3.3)	(1.2)
Net cash flow from financing activities	(€27.3)	€356.4
Net increase (decrease) in cash and cash equivalents	(€42.6)	€17.8